UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 0-15956

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Granite Corporation

(Exact name of registrant as specified in its charter)

Delaware	56-1550545

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 128, Granite Falls, N.C.	28630

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (828) 496-2000

Bank of Granite Employee’s
Profit Sharing Retirement
Plan and Trust

Financial Statements as of December 31, 2003 and 2002,
and for the Year Ended December 31, 2003, Supplemental
Schedule as of December 31, 2003, and Report of
Independent Registered Public Accounting Firm

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST

NOTE:	All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of and Participants in
Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Hickory, North Carolina
June 17, 2004

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments—at fair value:
Common trust funds	$6,144,837	$4,409,334
Mutual funds	4,916,666	5,134,474
Company stock fund	3,730,090	3,335,013

Total investments	14,791,593	12,878,821

Receivables:
Employer contribution	550,478	855,767
Participant contributions	10,940
Accrued dividend income		1,208

Total receivables	561,418	856,975

NET ASSETS AVAILABLE FOR BENEFITS	$15,353,011	$13,735,796

See notes to financial statements.

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$1,800,903
Dividends	93,673

Total investment income	1,894,576

Contributions:
Employer contribution	550,478
Participant contributions	205,663

Total contributions	756,141

Total additions	2,650,717

DEDUCTIONS:
Benefits paid to participants	977,779
Administrative expenses	55,723

Total deductions	1,033,502

NET INCREASE	1,617,215

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	13,735,796

End of year	$15,353,011

See notes to financial statements.

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND
YEAR ENDED DECEMBER 31, 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Bank of Granite Employee’s Profit Sharing Retirement Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution profit- sharing plan covering substantially all employees of Bank of Granite (the “Company”) who have completed one hour of service and attained age 18. The Administrative Committee of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Effective January 1, 2003, the Plan was amended to allow the addition of a 401(k) feature to the Plan. This feature allows a participant to elect to defer an amount from 1% to 25% of pretax annual compensation each year, as defined in the Plan, subject to Internal Revenue Code limitations. Prior to January 1, 2003, the Plan did not permit employee contributions.

The Board of Directors of the Company, at its discretion, determines the amount, if any, to be contributed out of the current or accumulated net profits for each year. The contribution is allocated to participants’ accounts based on their pro rata share of total participant contributions, as defined by the plan document, for the year. Participants must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year to be eligible for the Company’s profit-sharing contribution. The Company’s profit-sharing contribution totaled $550,478 and $855,767 for the years ended December 31, 2003 and 2002, respectively.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s profit-sharing contributions, redistributed participant forfeitures and plan earnings and charged with withdrawals, allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common trust funds, three mutual funds and a Company stock fund as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s profit-sharing contribution portion of participants’ accounts is based on years of continuous service. A participant is 20% vested after three years of service, increasing 20% each year for the next four years (100% after seven years). A participant also becomes 100% vested upon attainment of retirement. Forfeited balances of terminated nonvested participants are reallocated to the remaining participants in the Plan.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments over a period not to exceed the life expectancy of the participant or his or her beneficiary. For participants with a vested balance less than $5,000, participants will receive a lump-sum distribution as soon as administratively feasible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in common trust funds (the “funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. The Bank of Granite Company Stock Fund is valued at the year-end unit closing price (comprised of year-end market price for shares held by the fund plus the value of money market reserves).

Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investment in the mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan or the Company as provided in the plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
Wachovia Stable Portfolio Group Trust, 39,949 and 26,968 units, respectively	$2,717,066	$1,786,088
Wachovia Enhanced Stock Market Fund, 47,866 and 47,002 units, respectively	3,427,771	2,623,246
Evergreen Short Intermediate Bond Fund, 310,844 and 417,529 shares, respectively	3,976,590	5,134,474
Bank of Granite Stock Fund, 316,853 and 354,879 units, respectively	3,730,090	3,335,013

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,800,903 as follows:

Common trust funds	$770,197
Mutual funds	326,563
Bank of Granite Company Stock Fund	704,143

Net appreciation in fair value of investments	$1,800,903

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Wachovia. Wachovia is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan held 316,853 and 354,879 units, respectively, of the Bank of Granite Company Stock Fund, with a cost basis of $3,160,794 and $3,548,792, respectively. During the year ended December 31, 2003, the Plan recognized $79,724 of dividend income related to Bank of Granite common stock.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan adopted a nonstandardized prototype document, which received a favorable opinion letter dated August 30, 2001 in which the Internal Revenue Service stated that the prototype document, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003:

Net assets available for benefits per the financial statements	$15,353,011
Less: Employer contributions receivable at December 31, 2003	(550,478)
Less: Participant contributions receivable at December 31, 2003	(10,940)

Net assets available for benefits per the Form 5500	$14,791,593

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2002:

Net assets available for benefits per the financial statements	$13,735,796
Less: Employer contributions receivable at December 31, 2002	(855,767)

Net assets available for benefits per the Form 5500	$12,880,029

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2003:

Total contributions per the financial statements	$756,141
Add: Employer contributions receivable at December 31, 2002	855,767
Less: Employer contributions receivable at December 31, 2003	(550,478)
Less: Participant contributions receivable at December 31, 2003	(10,940)

Total contributions per the Form 5500	$1,050,490

******

SUPPLEMENTAL SCHEDULE OF SELECTED

FINANCIAL DATA

BANK OF GRANITE EMPLOYEE’S PROFIT SHARING RETIREMENT PLAN AND TRUST

FORM 5500, SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value
*	Wachovia Bank, N.A.	Stable Portfolio Group Trust	**	$2,717,066
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund	**	3,427,771
*	Wachovia Bank, N.A.	Evergreen Short Intermediate Bond Fund	**	3,976,590
*	Bank of Granite	Bank of Granite Stock Fund	**	3,730,090
	Dreyfus	Dreyfus Index FDS Small Cap Stock	**	368,564
	Van Kampen	Van Kampen Equity and Income Fund CLA	**	571,512

	Total			$14,791,593

*	Permitted party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Granite Corporation
June 28, 2004	By:	/s/ Kirby A. Tyndall
Kirby A. Tyndall
Secretary-Treasurer and Chief Financial Officer signing in his capacity as Secretary-Treasurer on behalf of the Registrant and as Chief Financial Officer of the Registrant

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP